Exhibit 1.02

China.com Forms Strategic Partnership with China’s Leading Real Estate Website

SouFun Obtains Exclusive Advertising Rights for China.com’s Real Estate Channel

BEIJING, July 25, 2007 – China.com, a leading Internet services provider in China and a Hong Kong listed subsidiary of CDC Corporation (NASDAQ: China) today announced that it has formed a strategic partnership with SouFun, one of China’s leading real estate websites. Under the terms of the agreement, SouFun will purchase exclusive rights for one year to sell advertisements on the real estate channel of China.com and organize marketing events for advertisers across China. SouFun also has the option to extend the contract beyond the initial one-year term. As part of the strategic partnership, the two companies will leverage their extensive resources to promote and support their services with the mutual goal of increasing brand equity for both companies.

SouFun is a 51% owned company of Telstra, Australia’s leading telecommunications and information services company that is listed in the Fortune Global 500. Founded in 1999, SouFun.com claims to be China’s number one real estate website and one of the world’s top 100 online destinations with over 44 million user visits and 1.3 billion page views each month. SouFun has one of China’s most comprehensive databases of new and pre-owned homes, homes to rent, and home furnishings and fittings information. In December 2005, the company was named by Alexa as one of “the 100 most commercial valued websites in China” for the second time. It was the only real estate site in the top 100. Today, SouFun.com covers 56 cities throughout China, with plans to expand to 100 cities by 2008.

“We are pleased to add SouFun as a distinguished advertising client and an important strategic partner,” said Xiaowei Chen, Ph.D., president of China.com. “More and more companies are realizing that the platform and brand equity of China.com provide a powerful combination to promote their products and services in China. We will continue to capitalize on the fast growing China economy and maintain our portal’s robust growth.”

“We are pleased to expand our coverage through China.com,” said Mo Tianquan, CEO of SouFun. “China.com has a huge professional user base with a high level of education and income. We believe this strategic partnership and our recent agreement will significantly expand our target audience and consolidate our leading position as China’s number one real estate website.”

About China.com Inc.
China.com is a leading operator of Internet portals serving a broad range of audiences in China. In 2006, the company was chosen as the first to host Google’s Video Adsense, serving video ads targeted at China’s English-speaking audience. China.com has also been appointed by the Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About SouFun.com
Founded in 1999, SouFun.com is China ‘s number one real estate web site and one of the world’s top 100 online destinations. Each month over 44 million users visit SouFun.com, with over 1.3 billion page views conducted as people access China’s most comprehensive database of new and pre-owned homes, homes to rent, and home furnishings and fittings information. Today, SouFun.com covers 56 cities throughout China, with plans to expand to 100 cities by 2008.

In August 2006, Telstra, Australia’s leading telecommunications and information services company, acquired a 51% shareholding of SouFun. This acquisition provided Telstra with a strategic entry point into China, and further growth opportunities for Telstra’s advertising subsidiary, Sensis. Sensis and SouFun continue to work closely to enhance the value SouFun delivers to advertisers and users of the web site.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements to the partnership between China.com and SouFun, future cooperation between the two companies, the prospect that such partnership will contribute to the growth of the China.com portal, and the continued growth of China’s economy. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: mbahl@cdcsoftware.com